NOTICE TO ALL SHAREHOLDERS OF LOCH HARRIS, INC.

                                 READ THIS FIRST
                                 ---------------

     WHY SHOULD I READ THIS? This notice describes a proposed settlement of a
     ----------------------
lawsuit filed as a class action and derivative action involving Loch Harris, Inc. ("Loch") and certain of its directors and officers that may result in a benefit to shareholders of Loch. This notice states that you are allowed to object to the proposed settlement or opt out of the class. See paragraphs 19 & 20, below. This notice also describes WHAT YOU MUST DO to participate in the
                                      ----------------
benefits of the proposed settlement. Also, all short positions in Loch stock must be covered by April 8, 2003 as described in paragraph 24, below. If you wish to attend the Court's hearing as described in paragraphs 12-13, below, you may (but are not required to) do so.

     AM I BEING SUED? No. A suit that may affect you is the subject of the proposed settlement. You do not need to appear in court and you do not need to hire an attorney unless you so choose. Receipt of this notice does not mean that the Court will necessarily approve the settlement.

     WHAT WILL I GET FROM THIS SETTLEMENT? If the court approves the settlement and it becomes effective, a reorganization will occur whereby - unless you have opted out - you may exchange your Loch shares for a certain number of shares in CDEX, Inc. if you follow the procedures described in this notice; after which Loch will dissolve and go out of business.

     DO I HAVE TO DO ANYTHING? YES, upon receiving a claim form. This is not the
                               ---
claim form but a notice of your rights. Assuming the Court approves the settlement and it becomes effective, you will be sent a claim form. To participate in the share exchange, you (or an institutional holder on your behalf) must send a claim form, together with original share certificates, to the address specified on the claim form. This procedure is described in greater detail in paragraphs 16 & 21-23, below. If you do not do so, your rights may be forfeited when Loch dissolves. You are not eligible to participate in the share exchange if you opt out of the class.


     You are hereby notified of a proposed settlement of a class action / derivative action. This notice describes the nature of the case and the proposed settlement. The settlement is subject to the approval of the Court.

I.   DEFINITION OF THE CLASS
     -----------------------

     1. If you were a shareholder of Loch Harris, Inc. as of March 11, 2003, you are a member of the class, except that the individual defendants and Loch Harris, Inc. are excluded from the class.

II.   THE LAWSUIT
      -----------

     2. This lawsuit was first filed in January 2002 in the District Court of Travis County, Texas. The case is presently titled Mari L. Stassi and Robert Stewart, derivatively on behalf of Loch Harris, Inc.; and Richard C. Miller, Michael White, and Randy Shillingburg, on behalf of themselves and all others similarly situated, plaintiffs, v. Rodney A. Boone, Mark E. Baker,


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Charles Blackwell, and Robert B. Baker, defendants; Loch Harris, Inc., nominal defendant, No. GN200180 (District Court, 201st Judicial District, Travis County, Texas) (the "Lawsuit").

     3. The petition (as amended) alleges that defendants R. Boone, M. Baker, C. Blackwell, and R. Baker (collectively, the "Individual Defendants") have been directors and/or officers of Loch; owe fiduciary duties to the plaintiffs and class members; and breached those duties. Specifically, plaintiffs allege among other things that the Individual Defendants (i) failed for more than four years to convene a meeting of the shareholders of Loch to elect board members; (ii) caused or allowed Loch to fail to file periodically required reports with the U.S. Securities & Exchange Commission ("SEC"); (iii) caused or allowed Loch's independent auditors to resign and to withdraw financial reports for certain periods, citing accounting irregularities; (iv) caused or allowed Loch to fail to comply with an asset purchase agreement by which Loch acquired shares in CDEX, Inc.; and (v) failed to comply with fiduciary duties of loyalty and care and failed to exercise sound business judgment in the management of Loch. Plaintiffs allege that these and other actions of the Individual Defendants caused and continue to cause waste of Loch's assets and harm to Loch and its public shareholders.

     4. The defendants deny any liability and no Court has ruled on any aspect of plaintiffs' allegations. No trial has occurred.

III.  THE PROPOSED SETTLEMENT
      -----------------------

     5. Dated January 7, 2003, the parties entered into an agreement titled, "Term Sheet - Reorganization, Share Exchange, Dissolution, and Liquidation to be Ordered by the Court pursuant to Settlement of Loch Harris Litigation" (the "Term Sheet"). Dated February 13, 2003, the parties entered into an amendment of the Term Sheet (the "First Amendment"). Dated March 7, 2003, the parties entered into a second amendment of the Term Sheet and amendment of the Plan of Distribution (the "Second Amendment"). Together, the Term Sheet, First Amendment, and Second Amendment are referred to as the "Settlement Agreement." The Settlement Agreement and other papers relevant to the settlement are on file with the Court and available for your inspection. On January 8, 2003, defendants caused the Term Sheet to be filed with the SEC as an attachment to a Form 8-K. The parties will soon file with the SEC an amended and restated Term Sheet and this notice. You may also read the settlement agreement, as amended and restated, through a link at www.lochharris.com. This notice summarizes the
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proposed settlement, which includes the following principal components.

     6. First, if the settlement is approved, Loch shareholders (except any members of the class who opt out of participation in the settlement) as of the date that a final judgment approving the settlement becomes non-appealable (the "Effective Date"), provided they comply with certain procedures, can participate in a share exchange so as to receive directly Loch's principal remaining asset - shares of stock in CDEX, Inc. - through a judicial reorganization / sale. All of Loch's CDEX shares will be distributed to or on behalf of Loch shareholders except those used or reserved to cover certain other obligations and expenses as explained in the Settlement Agreement. At present, CDEX shares are unregistered and are not sold in any public stock market or exchange. The parties believe that CDEX, using technology it purchased from Loch, is now testing chemical detection technologies with potential applications in airport security (explosives and/or drugs), drug enforcement, border security, and landmine detection. One of plaintiffs' principal goals in this lawsuit was to enable class members / shareholders to participate directly and speedily in whatever value there might be in CDEX shares without the long-term litigation risk that the technology might become outdated or superseded. The parties


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hope that the settlement, if approved, will accomplish this goal. To the extent feasible, the share exchange should be accomplished as a non-taxable event. The parties do not have any detailed knowledge about or make any representations about CDEX's activities other than that CDEX has made at least one public announcement on its website.

     7. Second, the settlement responds in several ways to plaintiffs' contention that the individual defendants breached their fiduciary duties and committed waste in their control of Loch:

          (a) Any CDEX shares that the Individual Defendants directly or indirectly receive through the share exchange, own, or have a beneficial interest in will be non-voting or have a voting proxy.

          (b) The Individual Defendants and persons whom they control will be permanently ineligible to serve as directors, officers, employees, or consultants of CDEX (except that two defendants will be allowed to complete outstanding obligations to CDEX under consulting agreements that predate the Settlement Agreement).

          (c) Loch will be dissolved promptly after the share exchange pursuant to the judicial reorganization / sale, so the individual defendants will necessarily cease the activities that plaintiffs alleged constituted a continuing breach of fiduciary duty and waste. A liquidator will be appointed to dispose of the company's remaining property, with the potential of a final distribution to the former shareholders who participated in the share exchange and class members who opted out.

          (d) Defendant Boone will relinquish 200,000 shares of CDEX and relinquish his right to 5 million shares of Loch Harris that he contends he paid for but were not issued; defendant Mark Baker will relinquish 500,000 shares of CDEX; and defendant R.B. Baker will relinquish 1 million shares of Loch Harris. These relinquished shares will go into the Loch corporate treasury to be part of the distribution to class members or to fund certain other obligations and expenses as explained in the Settlement Agreement.

          (e) The Individual Defendants (in their capacities as officers and directors of Loch Harris) and Loch Harris will prevent the company from distributing any benefit whatsoever (e.g., money, repayment of loans, compensation of any sort, or any other type of benefit) to the Individual Defendants except for repayment of funds advanced to the company on or after September 17, 2001 to pay third-party claims.

     8. Third, in addition to these substantive provisions, Loch Harris will bear the expense of administering the settlement - including giving notice to the class - assuming Loch Harris is able to raise funds from the sale of stock. Defendants (and, to the extent relevant, plaintiffs) will also provide to the Court and counsel periodic sworn verifications that they are complying with the terms of the settlement. Initially, these verifications will occur at one-month intervals, tapering off to 3-month intervals until all obligations are satisfied. Plaintiffs' counsel will monitor these verifications.

     9. The settlement also provides that plaintiffs, on behalf of the class and derivatively on behalf of Loch Harris, and subject to Court approval, intend to seek an award of attorneys' fees and reimbursement of expenses in the amount of 3.5 million shares of CDEX, or 4.5 million shares of CDEX if the exchange ratio actually realized by class members is 9-to-1 or better. Defendants will support, and Loch Harris will pay, such an award of plaintiffs' counsel's fees


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and expenses.  The value of these shares is difficult to establish at this time.
Defendants acknowledge that plaintiffs may apply for an additional award of cash, to be paid by Loch Harris if the Court so orders, sufficient to meet estimated tax liability for receipt of the otherwise non-cash fee-and-expense award. The amount of additional cash that plaintiffs' counsel might apply for will not exceed $50,000 for each 1 million shares of CDEX awarded. Defendants reserve the right to oppose, support, or take no position with respect to an application for the cash portion of the fee-and-expense award. Plaintiffs' counsel do not intend to make a separate application for reimbursement of their litigation expenses. Plaintiffs' counsel have prosecuted this lawsuit on a contingent basis and have not received any payment of fees or any reimbursement of their out-of-pocket expenses.

     10. The settlement further provides that, as an award for their considerable time and special efforts in seeing this matter through to conclusion, each of the five plaintiffs will receive from Loch Harris 25,000 additional shares of CDEX beyond the shares they are entitled to receive as part of the exchange. The value of these shares is difficult to establish at this time.

     11. By order dated March 11, 2003, the Court conditionally certified the proposed class; appointed plaintiffs Miller, White, and Shillingburg as class representatives; Clifford Cantor, Esq. as class counsel; plaintiffs Mari
L. Stassi and Robert Stewart as derivative plaintiffs, derivatively on behalf of Loch Harris, Inc.; and Scott A. Kamber, Esq. as lead derivative counsel; granted preliminary approval to the settlement as fair, reasonable, and adequate; directed that notice be given to the class and affected shareholders in the manner that the Court ordered, and scheduled a Final Settlement Hearing.

IV.  THE FINAL SETTLEMENT HEARING
     ----------------------------

     12. The Court will hold a hearing (the "Final Settlement Hearing") on May 30, 2003 at 1:30 p.m. at the Travis County Courthouse, 1000 Guadalupe St., Austin, Texas 78701 to consider whether to grant final certification of the class; whether to grant final approval to the settlement as fair, reasonable and adequate to the class; to hear any objections to the settlement; and to consider plaintiffs' applications for plaintiff awards and a fee-and-expense award.

     13. Class members have the right to participate, either in person or through counsel retained by them, in the Final Settlement Hearing. If the Court approves the proposed settlement, your attendance or non-attendance will not affect your rights under the settlement. Persons who wish to comment orally on the settlement, however, must state in writing their intention to appear at the Final Settlement Hearing and the nature of their proposed comment, and must serve that document and all supporting documents in the time and manner prescribed for written objections described in paragraph 20, below.

     14. The Court may postpone or adjourn the Final Settlement Hearing without further notice to the class.

V.   RELEASE OF CLAIMS
     -----------------

     15. If the Court approves the settlement and it becomes effective, the final judgment will contain general releases of certain claims that you may have, or certain claims that others may have against you, as follows:

          (a) A release by all named plaintiffs, all members of the class (except any members of the class who opt out of participation in the settlement), and Loch, for the benefit of the Individual Defendants and their counsel and of nominal defendant Loch


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     and its counsel, of all claims that relate to or arise under in any way the facts alleged or that could have been alleged in the pleadings and/or the defendants' acts or omissions in connection with this litigation or the business of Loch at any time prior to the date that the Settlement
     Agreement receives final approval by the Court (except that the releases will not cover breaches of the Settlement Agreement), including but not limited to claims under Sec. 16 of the Securities Exchange Act of 1934, 15 U.S.C. Sec. 78p.

          (b) A release by all Individual Defendants and nominal defendant Loch, for the benefit of all named plaintiffs and their counsel, all members of the class (except any members of the class who opt out of participation in the settlement) and their counsel, and Loch and its counsel, of all claims that relate to or arise out of acts or omissions in connection with this litigation or the business of Loch at any time prior to the date that the Settlement Agreement receives final approval by the Court (except that the releases will not cover breaches of the Settlement Agreement). The final judgment will also provide that the Individual Defendants may not assert any claim they may have against Loch to be collected, directly or indirectly, against CDEX shares or the proceeds thereof or any assets of Loch in liquidation except as provided in paragraph 7(e) above. (This release does not, however, affect in any way the Individual Defendants' claims as shareholders of Loch and participation in the distribution of CDEX shares by Loch.)

Notwithstanding the above, the releases will not cover claims to carry out the terms of settlement.

VI.  YOUR RIGHTS AS A SHAREHOLDER AND CLASS MEMBER
     ---------------------------------------------

     16. If you are a Loch shareholder at the time its becomes necessary to turn in your share certificates (and you have not opted out of the class), you are eligible to participate in the share exchange if the Court approves the settlement.


PARTICIPATION:  Unless you opt out, Loch will mail a claim form to you (or an
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institution that holds stock on your behalf) upon the Court's approval of the settlement. The claim form will also be available through a link at www.lochharris.com at that time. TO PARTICIPATE, you (or the institution that
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holds stock on your behalf) must fill out the claim form and submit it to the addressee shown on the form, together with original Loch share certificates.
You must make sure the addressee on the claim form receives these documents by a DEADLINE that will be fixed by the Court at the Final Settlement Hearing and
--------
will be approximately 60 days after final approval. Once the Court sets this date, it will be posted through a link at www.lochharris.com and also will be
                                          ------------------
shown on the claim form. If you own Loch shares but cannot produce original share certificates, the Plan of Distribution, which will be available through a link at www.lochharris.com, describes a manner in which you may petition the
        ------------------
Court for an exemption and a deadline for doing so. If you do not timely file a claim, you may forfeit your rights as a Loch shareholder.

     17. If you remain a member of the class, you will be represented by class counsel as have been appointed by the Court, unless you enter an appearance through counsel of your own choice at your own expense. You are not required to obtain your own counsel, but if you choose to do so, your counsel must file an appearance on your behalf by May 16, 2003 and serve copies of such appearance on counsel for the parties as identified below.


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     18.     You will not be subject to any direct out-of-pocket obligation to pay the costs of the lawsuit. An award of attorneys' fees and expenses for plaintiffs' counsel will be paid by Loch in an amount to be approved by the Court.

     19. You have the right to "opt out" or exclude yourself from the class. To opt out, you must so request in writing, with duplicate copies received no later than May 16, 2003 by attorneys Clifford Cantor, Esq. and John Courtade, Esq. at their addresses shown in paragraph 26 below, stating in effect that you wish to opt out of the class in this case, No. GN2-00180. The request must be signed by all owners of the Loch Harris shares (e.g., both spouses if the shares are owned jointly), dated, and must clearly and legibly show your name(s), address(es), and number of Loch shares owned. If you opt out of the class, you will not be eligible to participate in the CDEX share exchange. Also, you will not be bound by any final judgment in this action to the extent the judgment relates to the class; but will still be bound by the judgment to the extent it relates to the derivative action. Among other things, this means that the releases given to and from the class in the final judgment will not apply to you and class counsel will not represent you. You are free to consult your own attorney about opting out. Although you will be eligible as a shareholder (even if you opt out) to participate in a final distribution of any assets remaining at the end of the liquidation of Loch, it is anticipated that there will be few if any assets remaining at that time. Most of Loch's assets will be used in the settlement of this lawsuit, and you will not be eligible for the share exchange if you opt out. If you opt out, you will retain whatever claims you may have against Loch and defendant officers and directors of Loch, but you must judge for yourself, with the advice of your own counsel, whether pursuing any such claim is practicable and, if you were successful, whether any judgment would be collectible.

     20. Unless you opt out, you have the right to object to any of the terms of the class aspects of the settlement. (Even if you opt out of the class, you may still object to the derivative aspects of the settlement.) If you object, you must do so in writing received no later than May 16, 2003 by Ms. Amalia Rodriguez-Mendoza, Travis County District Clerk, Travis County Courthouse, 1000 Guadalupe St., Austin, Texas 78701 and all counsel for the parties at the addresses set forth below. You must include in writing the basis for your objection, any supporting papers, and reasonable proof of class membership (e.g., a copy of share certificates or of a brokerage statement showing your ownership of Loch shares). No representative of any shareholder shall be heard by this Court if not a member in good standing of the Bar of the State of Texas or otherwise admitted to appear before this Court prior to the Final Settlement Hearing,

VII.  PLAN OF DISTRIBUTION
      --------------------

     21. Loch will send a Court-approved claim form to its shareholders in the following manner:

          a. Loch will mail the claim form to all shareholders of record (except any members of the class who opt out) at the address reflected on the official stock ledger as of the date of the entry of the order granting final approval of the settlement.

          b. Loch will mail the claim form to any depository trust company or its nominee(s) reflected on the official stock ledger as of the date of entry of the order granting final approval of the settlement.

     22. Loch will also make the claim form available through a link at www.lochharris.com shortly after the Court approves the form.
------------------


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     23.     The claim form will require that shareholders (or others, acting on behalf of shareholders) - except any members of the class who opt out - fill out the requested information and send the claim form, along with original share certificates, to Loch's transfer agent. The transfer agent will issue CDEX share certificates. The entire plan of distribution is available through a link at www.lochharris.com. NOTE: Current shareholders or members of the class will
   ------------------   ----
become ineligible to participate in the share exchange if they sell all their
       ----------
Loch shares before submitting their claim form along with original share certificates. Conversely, persons - regardless of whether they are current shareholders - who make new purchases of Loch shares will become eligible to
                                                                 --------
participate in the share exchange (unless they are class members and opt out) provided that such purchasers submit a claim form along with original share certificates before the deadline to be set by the Court for submitting claims. See paragraph 16, above. (The Court will set the claim DEADLINE if and when the
                                                        --------
Court approves the settlement. The deadline will be after the Effective Date as defined in paragraph 6, above.)

VIII.  SHORT POSITIONS MUST BE COVERED
       -------------------------------

     24. The Court has ordered that, by April 8, 2003 at 5:00 p.m. Central Time, which is 28 days after the entry of the order granting preliminary approval, all persons or entities must cover any short positions that they may hold in Loch stock.

IX.  NO ACTION IS REQUIRED TO INDICATE YOUR APPROVAL
     -----------------------------------------------

     25. If you approve of the settlement, you do not need to take any action to indicate your approval.

X.  COUNSEL FOR THE PARTIES
    -----------------------

     26.     Counsel for the parties include the following:

-----------------------------------------------  -------------------------------------------
Clifford Cantor, Esq.                            John Courtade, Esq.
Law Offices of Clifford A. Cantor, P.C.          Law Office of John Courtade, P.C.
P.O. Box 305                                     4408 Spicewood Springs Rd.
Redmond, WA  98073-0305                          Austin, TX  78759

Counsel for class plaintiffs and the class       Counsel for defendants R. Boone, M. Baker,
                                                 & R. Baker
-----------------------------------------------  -------------------------------------------
Scott A. Kamber, Esq.                            Frank Arnold, Esq.
Wechsler Harwood LLP                             Law Office of Frank Arnold
488 Madison Ave.                                 1515 S. Capitol of Texas Highway, Suite 415
New York, NY  10022                              Austin, TX  78746

Counsel for derivative plaintiffs, derivatively  Counsel for Loch Harris, Inc.
on behalf of Loch Harris
-----------------------------------------------  -------------------------------------------

[Note:  Defendant Charles Blackwell has appeared pro se without counsel.]

XI.  EXAMINATION OF PAPERS
     ---------------------

     27. This notice only provides a summary of the lawsuit and the proposed settlement. For more detailed information, please refer to the Settlement Agreement, the pleadings, and other papers filed in this lawsuit, which you may inspect at the Office of the Clerk, Travis County Courthouse, 1000 Guadalupe St., Austin, Texas 78701 during business hours of each day. As stated above, defendants filed a copy of the Term Sheet with the SEC, which you may read on the SEC's website; and certain other relevant documents are posted on the Internet.

     28. A copy of this Notice is posted on the Internet through a link at www.lochharris.com.
------------------

XII.  CDEX REVERSE STOCK SPLIT
      ------------------------

     29. CDEX is undergoing a 5-to-1 reverse stock split. All numbers of CDEX shares and all ratios involving CDEX shares expressed in this notice and other settlement documents are in pre-split terms. If the split is finalized prior to effectuation of the settlement, all such numbers and all ratios will be adjusted accordingly.


Notice approved:  March 11, 2003          The Honorable Patrick O. Keel
                                          District Court of Travis County, Texas


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